                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                              Hsinchu Science Park,
                                     Taiwan
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X                   Form 40-F _____
                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes _____                       No   X
                                            -----

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: March 25, 2004              By  /s/ Lora Ho
                                     -----------------------------------------
                                      Lora Ho
                                      Vice President & Chief Financial Officer

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               Taiwan Semiconductor Manufacturing Company Limited
                         For the month of February 2004

This is to report 1) the trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of February 2004.


1) The trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

--------------------------------------------------------------------------------------------------------------------
                                                           Number of               Number of
        Title                        Name              shares held as of       shares held as of          Changes
                                                          January 31,            February 29,
                                                             2004                    2004
--------------------------------------------------------------------------------------------------------------------
Director & Deputy CEO              F. C. Tseng            34,009,219              33,809,219             -200,000
--------------------------------------------------------------------------------------------------------------------
Director, President & COO          Rick Tsai              20,997,456              20,807,456             -190,000
--------------------------------------------------------------------------------------------------------------------
Senior Vice President              Kenneth Kin             1,942,515               1,902,515              -40,000
--------------------------------------------------------------------------------------------------------------------
Vice President                     Mark Liu                8,028,995               7,963,995              -65,000
--------------------------------------------------------------------------------------------------------------------
Senior Director                    L.C. Tu                 6,284,701               6,279,701               -5,000
--------------------------------------------------------------------------------------------------------------------


2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares: None.


3) The acquisition of assets:
--------------------------------------------------------------------------------
 Description of assets                                        Purchase price
--------------------------------------------------------------------------------
Manufacturing Equipment                                      NT$3,308,268,427
--------------------------------------------------------------------------------

4) The disposition of assets: None.

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